November 21, 2014

Michael R. Clampitt, Senior Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Bank of the Ozarks, Inc.

Registration Statement on Form S-4 Filed September 29, 2014

File No. 333-199012

Dear Mr. Clampitt:

This letter is submitted by Bank of the Ozarks, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 28, 2014 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4, File No. 333-199012 filed with the Commission on September 29, 2014 (“Registration Statement”).

The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comments. We have enclosed with this letter a marked copy of Amendment No. 1, which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the responses refer to Amendment No. 1.

General

1.	Please provide the board presentation materials to the staff.

Response: In response to the Staff’s comment, the Company has provided supplementally, under confidential separate cover, the requested materials for the Company. The requested materials that relate to Intervest Bancshares Corporation (“Intervest”) are being provided supplementally to the Staff under confidential separate cover by Intervest.

Cover Page

2.	Revise to provide the maximum number of shares that will be issued in connection with the merger.

Response: In response to the Staff’s comment, the Company has included the maximum number of shares that may be issued in connection with the merger on the cover page of the prospectus included in Amendment No. 1.

3.	Please include the valuation as of a more recent date to when you mail.

Response: The disclosure has been revised in Amendment No. 1 to include the valuation and the exchange ratio as of the most recent practicable date.

4.	Revise to list the conditions for the consideration in the [fifth] paragraph in bullets.

Response: In response to the Staff’s comment, the fifth paragraph on the cover page has been revised to include the assumptions in bullet form.

Questions and Answers About the Merger and the Special Meeting, page 1

5.	Please revise to state the percentage of shares of the company that former Intervest shareholders will hold after the completion of the merger.

Response: In response to the Staff’s comment, the Company has included the requested disclosure on page 3 of Amendment No. 1.

6.	Please revise the last Q&A on page 1 to add a definition for “net book value.”

Response: The Company respectfully submits that the definition of the closing consolidated net book value appears at the top of page 2. In response to the Staff’s comment and based on telephone conferences with the Staff on November 3, 2014, the Company has revised the language on page 1 to indicate that the term is defined below the reference to net book value.

Risk Factors

Litigation filed…, page 32

7.	Please revise here and on page 76 to update the status of any pending litigation.

Response: The status of the litigation has been revised in Amendment No. 1 on pages 11-12, 33-34 and 78-79.

The Merger

Background of the Merger, page 41

8.	We note your disclosure that Sandler O’Neill contacted a select list of potential candidates. Please explain how Sandler created this list and what factors were considered.

Response: In response to the Staff’s comment, the disclosure on page 42 has been revised to provide the factors considered in developing the list of potential candidates.

9.	We note your disclosure on page 43 that a director of Intervest conducted an on-site review of Ozarks. Please revise to explain whether any other due diligence was performed by Intervest and how the Intervest board determined that sufficient due diligence had been completed.

Response: In response to the Staff’s comment, the disclosure on page 44 has been updated to include additional disclosure about the reverse due diligence review of the Company that Intervest performed and the disclosures made to the Intervest board with respect to such review.

Material United States Federal Income Tax Consequences of the Merger, page 77

10.	We note that Exhibit 8.1 is a short form tax opinion. Therefore, the prospectus must clearly state that the disclosure in this section is the opinion of counsel. Please remove any indications that this discussion is a summary and that the opinion filed as Exhibit 8.1 is the tax opinion. Additionally, revise the assumption that the merger will qualify as a reorganization within the meaning of Section 368(a) to state the affirmative opinion of counsel. For more information, refer to Section III.B.2. of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the disclosures on pages 80-81 have been revised.

11.	Further, we note that Exhibit 8.2 is a long form tax opinion. Therefore, revise the exhibit to clearly state counsel’s opinion. For more information, refer to Section III.B.1 of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, Exhibit 8.2 has been revised and filed with Amendment No. 1.

We request that the Staff advise the undersigned at (501) 978-2378 or at Gmckinney@bankozarks.com or our outside legal counsel, H. Watt Gregory, III at (501) 975-3102 or Watt.Gregory@KutakRock.com as soon as possible if it has any further comments.

Sincerely,

/s/ Greg L. McKinney

Greg L. McKinney

Chief Financial Officer and Chief Accounting Officer

cc:	Erin Purnell, SEC

H. Watt Gregory III, Kutak Rock LLP

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